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                     SECURITIES AND EXCHANGE COMMISSION


                           Washington, D.C. 20549
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                               SCHEDULE 13E-4

                             (Amendment No. 1*)


                       Issuer Tender Offer Statement
   (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                        HOLLINGER INTERNATIONAL INC.
                              (Name of Issuer)

                        HOLLINGER INTERNATIONAL INC.
                    (Name of Person(s) Filing Statement)

                      9-3/4% PRIDES Depositary Shares
            (representing Series B Convertible Preferred Stock)
                       (Title of Class of Securities)

                                  43556920
                   (CUSIP Number of Class of Securities)

                            Mark S. Kipnis, Esq.
                        Hollinger International Inc.
                         Chicago Sun-Times Building
                          401 North Wabash Avenue
                             Chicago, IL 60611
                               (312) 321-2299

                                  Copy to:
                        William P. Rogers, Jr., Esq.
                          Cravath, Swaine & Moore
                    825 Eighth Avenue - Worldwide Plaza
                          New York, New York 10019
                               (212) 474-1000


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

          * Constituting the Final Amendment to the Schedule 13E-4


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          This Amendment amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 filed by Hollinger International Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission on July 8, 1998 (the "Schedule 13E-4"), relating to an offer by the Company to exchange 0.92 shares of its Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") for each of the Company's 9-3/4% PRIDES Depositary Shares (the "PRIDES"), upon the terms and subject to the conditions set forth in the Offering Circular dated July 8, 1998 (the "Offering Circular") and in the related Letter of Transmittal (which together constitute the "Exchange Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offering Circular and the Schedule 13E-4.


ITEM 8.  Additional Information.

          At 12:00 midnight, New York City time, on August 4, 1998, the Exchange Offer expired and the Company subsequently accepted for exchange the 19,993,531 PRIDES tendered into the Exchange Offer and not withdrawn prior to such expiration.


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                                 SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              HOLLINGER INTERNATIONAL INC.




August 10, 1998               By:  /s/ MARK S. KIPNIS
                                 ----------------------
                                 Name:  Mark S. Kipnis
                                 Title: Vice President and Secretary